

Mail Stop 4561

April 27, 2009

Daryl Bible
Chief Financial Officer
BB&T Corporation
200 West Second Street
Winston Salem, North Carolina 27101

      RE: BB&T Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              Form 8-K filed April 17, 2009
              File No. 001-10853

Dear Mr. Bible,

We have reviewed your filings and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2008 Form 10-K

Note 3. Securities, page 99

1.   You disclose on page 101 that four non-agency mortgage-backed securities with a book value of $293 million were downgraded below investment grade during the fourth quarter of 2008 and that you concluded that there were no credit losses evident from these securities. Please address the following:

   a. Please provide us a detailed analysis of the non-agency mortgage-backed securities' impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end. We may have further comment based on your response.

   b. Please tell us how you determined that the securities' impairment was temporary considering that the securities were downgraded below investment grade. This downgrade appears to be a critical and compelling piece of evidence considering the definition of a below investment grade credit rating states that there is high or substantial credit risk and that the security has speculative elements or is considered speculative.

   c. Tell us in detail the steps you took to determine that <u>no</u> credit loss was present in these securities at December 31, 2008. Identify the positive and negative evidence you considered. Specifically tell us the negative evidence you weighed against the positive evidence that at least <u>some</u> credit loss was present in the securities by the definition of their respective below investment grade rating.

   d. You state on page 101 that you hold the senior position on all of these non-agency mortgage-backed securities. Tell us and clearly disclose in future filings how this seniority was considered and reflected in the below investment grade rating.

   e. Please provide us with and consider disclosing in your future filings a table detailing the following information for your non-agency mortgage-backed securities and municipal securities that have significant unrealized losses at period end: deal/security name, book value, fair value, unrealized gain/loss, credit rating, defaults on underlying instruments experienced to date, and excess subordination if calculated.

      f. Please revise future filings to disclose the factors that you considered to conclude that you have the intent and ability to hold the securities for a period of time sufficient to recover all unrealized losses.

      g. Please tell us and revise your future filings to disclose the facts and circumstances for each security or class of security for which you recorded an other-than-temporary impairment during 2008. Please confirm that you wrote these securities down to fair value on the date you recognized the impairment. Please contrast the facts and circumstances of these securities to the non-agency mortgage-backed securities in which you did not recognize OTTI.

Form 8-K filed April 17, 2009

2.   In your press release and Quarterly Performance Summary you disclose the following financial measures:

    1. earnings available to common shareholders excluding securities gains and losses,
    2. noninterest income excluding securities gains and losses,
    3. annualized net charge-offs excluding losses incurred by specialized lending subsidiaries, and
    4. noninterest income excluding securities gains and losses, foreclosed property expense, increases or decreases in the valuation of MSR's and gains or losses on MSR derivatives as a percentage of total income.

These appear to be prohibited non-GAAP financial measures since they smooth a measurement of earnings. Please revise future filings to remove these financial measures. If you believe these are not non-GAAP financial measures, please tell us why. If you believe they are non-GAAP financial measures but are able to support that they are not prohibited, please provide us with your support and revise your future filings to:

      a. Clearly label these measures as non-GAAP each time they are presented;

      b. Provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented;

      c. Disclose the reasons why you believe the presentation provides useful information to investors;

      d. Disclose the manner in which you use the measure to conduct or evaluate your business;

    e. Disclose the economic substance behind your decision to use such a measure;

    f. Disclose the material limitations associated with use of the financial measure as compared to the use of the most directly comparable GAAP financial measure; and

    g. Disclose the manner in which management compensates for these limitations when using the financial measure.

Please provide us your proposed revised disclosure in your response. Refer to Item 2.02 of Form 8-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance available on our web-site.

3. Please revise future filings as noted below related to your cash basis disclosures:

    a. Clearly label these measures as non-GAAP each time they are presented;

    b. Disclose the reasons why you believe these financial measures are important for a proper understanding of the operating results of BB&T's core business as disclosed in the last page of the press release and the manner in which you use the measure to conduct or evaluate your business.

Please provide us your proposed revised disclosures in your response. Refer to Item 2.02 of Form 8-K.

4. We note your presentation of tangible book value, tangible common equity, and tangible common equity to risk-weighted assets. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, please:

    a. Clearly label these financial measures as non-GAAP each time they are presented;

    b. Provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented;

    c. State that in light of diversity in presentation in the market place, the methodology for determining these measures may differ among companies;

    d. Disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses these measures; and

    e. As it relates to the presentation of risk weighted assets, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements..

Please provide us your proposed revised disclosures in your response. Refer to Item 2.02 of Form 8-K and Item 10(e)(1) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief